# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Legacy Housing Corporation, CIK 0001436208
CUSIP: 52472M101
Title of class of securities: Common Stock, $0.001 Par Value
Address of issuer's principal executive offices: 1600 Airport Freeway, #100, Bedford, Texas (TX), 76022
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001493152-22-020042
Filed by CIK 0001437790

## Reporting persons
- Kenneth E. Shipley: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 2,993,610; shared voting power 0; sole dispositive power 2,993,610; shared dispositive power 0; aggregate amount beneficially owned 2,993,610 (12.4% of the class)
  Comment: Rows (5), (7), (9): Includes 100,000 shares of Common Stock owned by Shipley Bros., Ltd., an entity controlled by the Reporting Person.
  Row (11): Such percentage is based on 24,158,311 shares of the Company's Common Stock outstanding as of November 6, 2024 as reported in the Company's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 12, 2024.

## Item 1. Issuer
Name of issuer: Legacy Housing Corporation
Address of issuer's principal executive offices: 1600 Airport Freeway #100 Bedford, TX, 76022

## Item 2. Person Filing
Name of person filing: Kenneth E. Shipley
Address of principal business office or, if none, residence:
c/o Legacy Housing Corporation
1600 Airport Freeway
#100
Bedford, Texas 76022
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of December 31, 2024, Kenneth E. Shipley beneficially owned 2,993,610 shares of Common Stock. Such amount includes 100,000 shares of Common Stock owned by Shipley Bros., Ltd., an entity controlled by Mr. Shipley.
Percent of class: As of December 31, 2024, Mr. Shipley owned 12.4% of the outstanding shares of Common Stock. Such percentage is based on 24,158,311 shares of the Company's Common Stock outstanding as of November 6, 2024 as reported in the Company's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 12, 2024.
Sole power to vote or to direct the vote: 2,993,610
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,993,610
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Kenneth E. Shipley: /s/ Max. M. Africk, Max. M. Africk, Attorney-in-fact (02/05/2025)
Comment: Max M. Africk is signing on behalf of Kenneth E. Shipley as attorney-in-fact pursuant to the October 23, 2023 Power of Attorney attached hereto and filed herewith as Exhibit 24.